Exhibit (a)(1)(viii)

Supplement

to

Offer to Purchase for Cash

All the Outstanding Shares of Common Stock

of

UNIONBANCAL CORPORATION

at

$73.50 Net Per Share

by

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 26, 2008, UNLESS THE OFFER IS EXTENDED.

This Supplement dated September 19, 2008 (the “Supplement”), amends and supplements certain portions of the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on August 29, 2008 by The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”, with such subsidiary being referred to as “Purchaser”), relating to the Offer (as defined below) by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), for $73.50 per Share, net to the seller in cash and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008, as amended and supplemented by this Supplement (which, together with any amendments or supplements thereto, collectively constitute the “Amended Offer”).

This Supplement hereby amends and supplements certain portions of the Offer to Purchase as set forth below:

I. SUMMARY TERM SHEET.

The following is added before the first full paragraph on page 2 of the Offer to Purchase under “Summary Term Sheet”:

Why are you making the Offer?

We are making the Offer as a first step in MUFG increasing its direct and indirect equity interest in the Company from approximately 64.9% to 100%. We believe that MUFG’s and our full ownership of the Company will enable us to demonstrate an enhanced commitment to the U.S., as well as to eliminate certain effects associated with the Company’s status as a company with publicly traded common stock, including certain added costs, burdens on management, and possible restraints on the flexibility of the Company’s management to focus on long-term business goals. See Section III.4 – “Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” of this Offer to Purchase.

Do you believe that the Offer is fair to the Company’s unaffiliated stockholders?

Yes. We believe that factors supporting our determination that the Offer and the Merger are fair to the Company’s unaffiliated stockholders include, among other factors, the following:

•

with the advice of its own independent advisors, the special committee, which is comprised solely of directors who are not affiliated with us, of the Company’s Board of Directors recommended acceptance of the Offer and approved of the Merger;

•

the Offer Price represents identifiable premiums over recent per Share trading prices on the NYSE and over the Company’s tangible book value per Share, and the unaffiliated stockholders would not reasonably be entitled to receive any implied control premium upon the sale of their Shares for so long as MUFG controls a majority of the outstanding Shares;

•

the Offer is subject to the non-waivable condition that at least a majority of the outstanding Shares that are not Controlled Shares shall have been tendered and not properly withdrawn as of the time that we accept the Shares for payment;

•

if MUFG increases its ownership to at least 90% of the Shares, the Merger will be effected, and unaffiliated stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer;

•	we do not have any current plans to delist or deregister the Shares prior to the Merger’s consummation; and

•

although we did not calculate a specific going concern value per Share, we believe that the consideration in the Offer and Merger is fair in relation to the Company’s going concern value per Share based on the Company’s current and anticipated business, financial condition, results of operations, prospects, the markets in which the Company operates and other matters.

See Section III.3 – “Our Position as to Fairness of the Offer and the Merger” of this Offer to Purchase.

The first full paragraph on page 2 of the Offer to Purchase under “Summary Term Sheet” is amended and restated as follows:

What does the Company’s Board of Directors think of the Offer?

The Board of Directors, based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors comprised of independent directors, has

(with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

II. INTRODUCTION.

The carry-over paragraph on pages 6-7 of the Offer to Purchase under “Introduction” is amended and restated as follows:

The Company’s Board of Directors (the “Board of Directors”), based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors comprised of independent directors (the “Special Committee”), has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. A more complete description of the Board of Directors’ reasons for approving the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

III. SPECIAL FACTORS.

1. Background to the Offer and the Merger.

The seventh full paragraph on page 8 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

MUFG and Purchaser regularly consider their investment alternatives. In 2007, for example, MUFG completed its acquisition of the publicly held shares of Mitsubishi UFJ Securities, Inc., a Japanese broker/dealer the shares of which had been listed on the Tokyo Stock Exchange. In the summer of 2007, an informal project team in Tokyo conducted limited research on the possible acquisition of the Company’s publicly-held Shares. In early September, the decision was made not to proceed with consideration of the acquisition at that time because MUFG’s management had other more immediate priorities, in particular, the completion of full-scale domestic systems integration within the MUFG group.

The last paragraph on page 8 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

In January 2008, the relevant departments of MUFG and Purchaser determined to make the possible acquisition of the publicly-held Shares a renewed priority, as part of an effort to grow in the U.S. market. In connection with that Project, MUFG and Purchaser established an internal working group that did not include Mr. Tanaka or any other representative from the Company. In addition, MUFG and Purchaser engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as their U.S. legal advisor in January 2008, Morgan Stanley as their financial advisor and Mori Hamada & Matsumoto as their Japanese legal advisor in February 2008.

The last paragraph on page 9 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

On Tuesday, April 29, 2008, the Board of Directors held a meeting in Berkeley, California to establish a Special Committee to evaluate and formulate a response to the Initial Proposal. At the meeting, the Board of Directors resolved to appoint a Special Committee consisting of Aida M. Alvarez, Mr. Andrews, Nicholas B. Binkley, L. Dale Crandall, Murray H. Dashe, Mr. Farman, Christine Garvey, Michael J. Gillfillan, Mohan S. Gyani, Ronald L. Havner, Jr., Mary S. Metz, J. Fernando Niebla, Barbara L. Rambo and Dean A. Yoost, all of whom were directors of the Company and were neither employees of the Company nor current or former employees or directors of MUFG or Purchaser, and appointed Mr. Farman as Chairman of the Special Committee. The resolutions establishing the Special Committee vested the Special Committee with the power and authority to act for and on behalf of the Board of Directors with respect to any proposal to acquire the Shares (other than the Controlled Shares), including to (i) establish the process and procedures for evaluating the terms of any such proposal, (ii) make or direct any such investigation as the Special Committee deems appropriate of the Company, its subsidiaries and any such proposal and any matters relating thereto, (iii) select and retain, at the Company’s expense, legal, financial and other advisors to assist the Special Committee in its evaluation of any such proposal, (iv) negotiate on behalf of the Company the terms and conditions of any such proposal (including, without limitation, the authority to reject any such proposal in the Special Committee’s sole discretion), and (v) make a recommendation to the Board of Directors as to whether or not the Special Committee finds that any such proposal is advisable, fair to and in the best interests of the Company and its stockholders, other than Purchaser and its affiliates. The resolutions did not authorize the Special Committee to seek a sale of the entire Company because MUFG and Purchaser had conveyed that they had no intention of selling the Shares owned by them and their affiliates.

The carry-over paragraph on pages 12-13 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

On Friday, June 20, 2008, the Special Committee held a telephonic meeting at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Initial Proposal and the Company, including preliminary financial analyses based on the most recent financial forecasts provided by the Management Team to Credit Suisse. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on June 20, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on August 17, 2008, which are more fully described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the price proposed by MUFG and Purchaser in the Initial Proposal substantially undervalued the Company and was not in the best interests of holders of Shares (other than the holders of Controlled Shares). The Special Committee determined that Messrs. Farman and Andrews would communicate the Special Committee’s conclusion to Messrs. Hirano and Kamiya and the Special Committee instructed Credit Suisse also to communicate the Special Committee’s conclusion to Morgan Stanley.

The second full paragraph on page 13 of the Offer to Purchase under “Special Factors – Background to the Offer and Merger” is amended and restated as follows:

On Wednesday, June 25, 2008, at the direction of MUFG and Purchaser, Morgan Stanley requested to review the financial forecasts that had been prepared by the Management Team for use by the Special Committee in evaluating the Initial Proposal. Credit Suisse was instructed to respond that the Special Committee was willing to provide the financial forecasts to MUFG, Purchaser and their advisors, subject to the execution of a mutually satisfactory confidentiality agreement. On Wednesday, July 2, 2008, the Special Committee, the Company and Purchaser entered into a confidentiality agreement and the financial forecasts were provided to Morgan Stanley. On Thursday, July 3, 2008, Morgan Stanley requested additional information with respect to the financial forecasts and a meeting with the management of the Company to review and discuss the financial forecasts. After consultation with the Subcommittee, Credit Suisse was instructed to provide backup data to the financial forecasts for 2008, 2009 and 2010 and quarterly projections for the second, third and fourth quarters of 2008.

The fifth full paragraph on page 14 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

On Tuesday, August 12, 2008, in Tokyo, the boards of directors of MUFG and Purchaser concluded that, given the amount of time that had passed since the Initial Offer was made and the lack of progress in discussions with the Special Committee, it would be appropriate to provide the Company’s unaffiliated stockholders an opportunity to accept a proposed $63.00 per Share price. Accordingly, they approved making a tender offer to the stockholders of the Company at such a price without prior approval of the Special Committee or the Board of Directors.

The carry-over paragraph on pages 14-15 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

On Wednesday, August 13, 2008, the Special Committee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Proposed $63.00 Offer and the Company, including preliminary financial analyses based on the most recent updated financial forecasts provided by the Management Team to Credit Suisse. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on August 13, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on August 17, 2008, which are more fully described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the Proposed $63.00 Offer substantially undervalued the Company and was not in the best interests of holders of Shares (other than the holders of Controlled Shares). The Special Committee also authorized the issuance of a press release setting forth the Special Committee’s determination. Such a press release was issued later that day. The Special Committee also authorized Messrs. Farman and Andrews and representatives of Credit Suisse to communicate to MUFG, Purchaser and their financial advisor a counterproposal of $79.00 per Share in cash indicating that at such price the Special Committee would be willing to recommend an offer to the holders of Shares (other than the holders of Controlled Shares). Later that day, Messrs. Farman and Andrews telephoned Messrs. Hirano and Kamiya and communicated the counterproposal of $79.00 per Share in cash.

The second full paragraph on page 15 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

On Friday, August 15, 2008, the Special Committee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, the Special Committee provided negotiation instructions to Messrs. Farman and Andrews and the Special Committee’s advisors. Later that day, in accordance with the instructions of the Special Committee, Credit Suisse communicated to Morgan Stanley that the Special Committee would be willing to accept a price of $75.00 per Share. Skadden Arps also proposed to Sullivan & Cromwell a transaction structure which did not contemplate the execution of a negotiated merger agreement but rather the commencement by Purchaser of a tender offer, which, if the price were acceptable to the Special Committee, would be favorably recommended by the Special Committee, and pursuant to which Purchaser would commit to complete a short-form merger at a price equal to the tender offer price if it were to hold 90% or more of the outstanding Shares upon consummation of the tender offer. Sullivan & Cromwell informed representatives of Skadden Arps that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to Purchaser. Sullivan & Cromwell proposed a transaction structure which contemplated the execution of a negotiated merger agreement providing for a tender offer followed by a long-form merger at a price equal to the tender offer price if MUFG and Purchaser were to hold 90% or more of the outstanding Shares upon consummation of the tender offer or otherwise within six months following the consummation of the tender offer, or if MUFG and Purchaser or the Company were otherwise to elect to seek stockholder approval for such merger, and such merger were to be consummated within six months of the consummation of the tender offer. During the discussions, Messrs. Farman and Andrews also informed Messrs. Hirano and Kamiya that the Company was contemplating the adoption of certain employee benefit arrangements in connection with the announcement of a transaction, if an agreement were to be reached.

The last paragraph on page 15 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” is amended and restated as follows:

Late in the evening on Saturday, August 16, 2008, after negotiations were not successful in convincing MUFG and Purchaser to raise the proposed price, Messrs. Farman and Andrews communicated to Messrs. Hirano and Kamiya that they believed the Special Committee would be willing to accept a price of $74.00 per Share. Messrs. Hirano and Kamiya then made a counterproposal of $73.50 per Share predicated on a transaction structure contemplating the execution of a negotiated merger agreement providing for a two-step transaction consisting of a tender offer followed by a merger. Messrs. Farman and Andrews and Messrs. Hirano and Kamiya agreed to recommend an offer price of $73.50 and such a transaction structure to the Special Committee and MUFG’s and Purchaser’s boards of directors, respectively. During the course of August 17, 2008, the Special Committee, MUFG and Purchaser and their respective legal advisors negotiated the terms of the Merger Agreement.

The first two paragraphs on page 16 of the Offer to Purchase under “Special Factors – Background to the Offer and the Merger” are amended and restated as follows:

On Sunday afternoon, August 17, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. Messrs. Farman and Andrews updated the Special Committee regarding the negotiations with MUFG and Purchaser and their $73.50 per Share proposal. The Special Committee then discussed certain new compensation arrangements and changes to certain of the Company’s existing compensation arrangements in connection with the Offer which had been adopted or recommended by the Compensation Committee. The Special Committee expressed its support for the Compensation Committee’s actions and recommendations. The Special Committee then approved the enhanced severance protection arrangements, which are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase, and recommended such arrangements’ adoption to the Board of Directors. Skadden Arps then reviewed the legal duties of the members of the Special Committee and the proposed terms of the Merger Agreement. Credit Suisse then reviewed and discussed with the Special Committee its financial analyses with respect to the transactions contemplated by the Merger Agreement and the Company and then rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) with respect to the fairness from a financial point of view to the holders of Shares, other than Purchaser and its affiliates, of the consideration to be received by such holders in the Offer and the Merger. Based on a review of numerous factors and considerations in consultation with its legal and financial advisors, as described in more detail in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase, the Special Committee then unanimously (with one member absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) recommended to the Board of Directors that the Board of

Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and recommend that the holders of Shares (other than the holders of Controlled Shares) accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

At a telephonic meeting later that day, based on the recommendation of the Special Committee, the Board of Directors (with one independent director absent and the three directors affiliated with MUFG abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. The Board of Directors also reviewed, ratified and adopted all of the employee benefit, compensation and severance arrangements recommended by the Compensation Committee on August 16 and the Special Committee earlier that day, and approved the treatment of outstanding equity incentive compensation awards, all as described in more detail in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

2. Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger.

The carry-over paragraph on pages 16-17 of the Offer to Purchase under “Special Factors – Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” is amended and restated as follows:

The Board of Directors, based upon the unanimous (with one independent director absent) recommendation of the Special Committee, has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. A more complete description of the Board of Directors’ reasons for approving the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

3. Our Position as to Fairness of the Offer and the Merger.

The first three sub-sections on pages 17-19 of the Offer to Purchase, captioned “Fairness”, “Certain Factors Considered in Determining Fairness” and “Other Offers”, respectively, under “Special Factors – Our Position as to Fairness of the Offer and the Merger” are amended and restated as follows:

3. Our Position as to Fairness of the Offer and the Merger

Fairness. We believe that the Offer and the Merger are fair to the Company’s unaffiliated stockholders.

Certain Factors Considered in Determining Fairness. We base our belief that the Offer and the Merger are fair to the Company’s unaffiliated stockholders upon our observation of the following material factors, each of which, in our judgment, supports our views as to the fairness of the Offer and the Merger:

•	The Special Committee, which is comprised solely of directors who are not affiliated with MUFG or us, unanimously (with one independent director absent) (i) determined that the terms of the

Merger Agreement and the transactions contemplated thereby, including the Offer, are fair and in the best interest of the Company and the holders of Shares (other than the holders of Controlled Shares), including the holders of Shares unaffiliated with the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended to the Board of Directors that the Board of Directors recommended that holders of Shares (other than the holders of Controlled Shares) accept the Offer, and to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

•

In connection with its taking the foregoing actions, the Special Committee was advised by its own advisors, including Skadden Arps, its independent legal counsel, and Credit Suisse, its independent financial advisor.

•

Each unaffiliated stockholder can individually determine whether to tender such stockholder’s Shares in the Offer, and we believe that the unaffiliated stockholders are capable of evaluating the fairness of the Offer.

•

The Offer price of $73.50 per Share represents a 26.3% premium to the last reported sales price of a Share on the NYSE on August 11, 2008, the last trading day before we publicly announced our proposed acquisition of the Shares (other than the Controlled Shares), a 45.2% premium to the average closing price during the prior 30 days, and a 12.2% premium to the last reported sales price of a Share on the NYSE on August 15, 2008, the last trading day before we announced the Merger Agreement and the Offer.

•	The Offer Price represents a premium of 133% over the Company’s tangible book value per Share of approximately $31.50 as of June 30, 2008.

•

Our analysis of the presentation provided by Morgan Stanley on August 9, 2008, summarized in Section III.3 – “Our Position as to Fairness of the Offer and the Merger”, a Japanese translation of which was also provided to us on August 11, 2008, just before we decided to announce the proposed $63.00 Offer. In particular, with respect to our view of the fairness to the Company’s unaffiliated stockholders of the Offer Price in relation to the Company’s value as a going concern, the MUFG and Purchaser expressly adopt the dividend discount analysis included in such presentation, which indicated reference ranges for the implied net present value per Share that were below the Offer Price of $73.50. Due to our assessment that no fundamental change had occurred in the Company’s business or prospects, we did not request that Morgan Stanley provide us with any written updates or other materials in connection with our decision to enter into the Merger Agreement at the revised Offer Price.

•

The fact that the unaffiliated stockholders would not reasonably be entitled to receive any implied control premium upon the sale of their Shares for so long as MUFG controls approximately 64.9% of the outstanding Shares, and we do not have any intention of disposing of any Controlled Shares.

•	The Offer Price is all cash, which eliminates uncertainties in valuing the consideration.

•	The Offer is conditioned on the Majority Tender Condition, which is non-waivable.

•

If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, the Merger will be effected, and unaffiliated stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer.

•

The fact that we do not have any current plans affirmatively to take steps to delist the Shares from the NYSE or deregister the shares under the Exchange Act prior to such time as the Merger has been consummated.

•

The Offer and the Merger would shift the risk of the future financial performance of the Company currently held by the unaffiliated stockholders, who do not have the power to control decisions made as to the Company’s business, entirely to MUFG, which will have the power to control such decisions.

•

The tender offer structure provides an expeditious means for the unaffiliated stockholders to receive the Offer Price, and the Offer provides the opportunity for the unaffiliated stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

We also believe that each of the foregoing observations is relevant to all unaffiliated stockholders.

We also considered the following factors, each of which, in our judgment, was considered to be negative, in our deliberations concerning the fairness of the terms of the Offer and the Merger:

•

Following the successful consummation of the Offer and the Merger, the unaffiliated stockholders would cease to participate in the future earnings or growth, if any, of the Company, including any future growth arising from expansion opportunities made possible by any future resolution of the pending bank regulatory matters described under the caption “Item 2 – Regulatory Matters” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. MUFG, in contrast, will be the sole beneficiary of any future earnings or growth of the Company. In addition, the unaffiliated stockholders would not benefit from increases, if any, in the value of the Shares they previously owned.

•

As to the Offer Price, the financial interests of MUFG (which will pay the Offer Price) are adverse to the financial interests of the unaffiliated stockholders (who will receive the Offer Price), because MUFG and its stockholders benefit from paying a lower price, while unaffiliated stockholders benefit from receiving a higher price. In addition, officers and directors of the Company have actual or potential conflicts of interest in connection with the Offer and the Merger described below under Section III.7 – “Interest of Certain Persons in the Offer”.

•	The tender of the Shares and receipt of the $73.50 per Share cash consideration by stockholders in the Offer is generally taxable to the tendering stockholders.

•	There is a risk that conditions to the Offer may not be satisfied or waived and, therefore, that the Shares may not be purchased pursuant to the Offer and/or that the Merger may not be consummated.

•

There is a risk that the Offer will be consummated without MUFG increasing its ownership of the Shares to at least 90% within six months following the consummation of the Offer, in which case MUFG and we may not be able to immediately effect the merger, there may be reduced liquidity and market value for the Shares, and the Shares may no longer meet the listing requirements of the NYSE.

We believe that each of the foregoing observations is relevant to all of the unaffiliated stockholders.

We determined that the following factors were not relevant indicators of the value of the Shares:

•

Liquidation value, which we do not believe has any meaningful relationship to the economic value of the Shares because substantial value results from continuing the Company as a going concern and any liquidation would destroy that value; and

•	The possible existence of other recent firm offers for the Company. We are aware of no such offers and, in any event, have no intention of selling the Controlled Shares.

The foregoing discussion of the information and factors considered by us is not intended to be exhaustive but includes all material factors we considered. In view of the variety of factors considered we did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching our determination. Our view as to the fairness of the Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

Other Offers. MUFG has no intention to dispose of any portion of its equity interest in the Company. For so long as MUFG controls at least a majority of the outstanding Shares, it would not be possible for a third party to acquire control of the Company or for the unaffiliated stockholders to receive a control premium for their Shares. To the best of our knowledge, no firm offer has been made by any person, other than MUFG, during the two years preceding the date hereof for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder of such securities to exercise control of the Company.

The carry-over paragraph on pages 24-25 of the Offer to Purchase under the sub-section captioned “Miscellaneous” under “Special Factors – Our Position as to Fairness of the Offer and the Merger” is amended and restated as follows:

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Staley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of the Company, Purchaser or MUFG. In the past two years, Morgan Stanley has provided certain investment banking and financial advisory services for Purchaser and for MUFG, including acting as an underwriter on various debt and equity issuances for which Morgan Stanley received aggregate fees of approximately $3.0 million and providing financial advisory services for Purchaser and for MUFG with respect to certain acquisitions and dispositions for which Morgan Stanley received aggregate fees of approximately $8.4 million. In the past two years, Morgan Stanley has acted as an agent in connection with the execution of the Company’s share repurchase program for which it received aggregate fees of approximately $0.2 million.

4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives.

The sub-section on page 26 of the Offer to Purchase captioned “Reasons” under “Special Factors – Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” is amended and restated as follows:

Reasons. In reaching our decision to make the Offer and seek to effect the Merger at this time, we considered the following material factors:

•	The fact that Purchaser is already the Company’s single largest stockholder, beneficially owning (together with its affiliates) approximately 64.9% of the outstanding Shares.

•

Acquiring full ownership will enable MUFG/Purchaser to demonstrate an enhanced commitment to the U.S. market at a strategically important time and allow greater management flexibility, including participation in any future consolidation of the U.S. banking market, which is consistent with MUFG’s strategic goal to raise the share of gross revenues from international operations to approximately 20% over the medium term.

•	Acquiring full ownership will enable us to implement an important current priority of building an integrated corporate governance and unified risk management structure in the United States.

•	The elimination of certain burdens on management associated with the Company’s status as a company with publicly traded common stock, including preparation of numerous reports and certifications.

•

The decrease in costs associated with being a company with publicly traded common stock (such as the costs associated with publishing and distributing annual reports and proxy statements to stockholders and complying with the Sarbanes-Oxley Act of 2002, legal costs and the costs of certain accounting and auditing activities).

•

The greater flexibility for the Company’s management to focus on long-term business goals without the constraint of the public market’s emphasis on quarterly earnings, and our ability to influence the timing and amount of dividends.

7. Interest of Certain Persons in the Offer.

The sub-section on page 41 of the Offer to Purchase captioned “Securities Transactions” under “Special Factors – Interest of Certain Persons in the Offer” is amended and restated as follows:

Securities Transactions. Except as set forth in this Offer to Purchase (including Schedule A), neither we nor any of our executive officers, directors, controlling persons, subsidiaries or any of the persons listed on Schedule A has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company or any of its executive officers, directors, controlling persons or subsidiaries, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding or proxies, consents or authorizations. Except as described in Section III.1 – “Background to the Offer and the Merger” of this Offer to Purchase, there have been no material contacts, negotiations or transactions in the past two years, between us or any of the persons listed on Schedule A or any of our subsidiaries, and the Company or its affiliates concerning a merger, consolidation, acquisition, a tender offer or other acquisition of Company securities, an election of the Company’s directors, or a sale or other transfer of a material amount of the Company’s assets. We have not, and none of the persons listed in Schedule A, and none of our and their respective associates or majority-owned subsidiaries have engaged in any transactions in Shares in the past 60 days. Except as described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under “Interest in Securities of the Subject Company” and in the ordinary course of business in connection with the Company’s employee benefit plans, there has been no transaction in the Shares during the past 60 days that involves the Company and any pension, profit-sharing or similar plan of the Company or any of our affiliates.

IV. THE OFFER.

2. Acceptance for Payment and Payment for Shares.

The penultimate paragraph on page 50 of the Offer to Purchase under “The Offer – Acceptance for Payment and Payment for Shares” is amended and restated as follows:

If we do not accept any tendered Shares for any reason, or if certificates are submitted for more Shares than are tendered, we will return certificates for those unpurchased Shares, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section IV.3 – “Procedure for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained with DTC), promptly following the expiration or termination of the Offer.

6. Certain information Concerning the Company.

The first paragraph on page 56 of the Offer to Purchase under the sub-section captioned “Management Forecasts” under “The Offer – Certain Information Concerning the Company” is amendment and restated as follows:

On August 1, 2008, the Company provided MUFG and us with the Management Forecasts, regarding the Company’s business and prospects for the calendar years 2008 through 2010, prepared by the Management Team at the request of the Special Committee. The Company has included the following description of the Management Forecasts with respect to the calendar years 2008 through 2010 in its Solicitation/Recommendation Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

9. Certain Conditions to the Offer.

The penultimate paragraph on page 61 of the Offer to Purchase under “The Offer – Certain Conditions of the Offer” is amended and restated as follows:

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction) giving rise to any such conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion, provided that all conditions will be satisfied or waived on or before expiration of the Offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

11. Certain Legal Matters.

The subsection “Pending Legal Matters” on pages 63-64 of the Offer to Purchase under “The Offer—Certain Legal Matters” is amended and restated as follows:

Pending Legal Proceedings. On August 14, 2008, a purported class action captioned Kahn v. Mitsubishi UFJ Financial Group, Inc., No. CGC-08-478665 (“Kahn”), was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Kahn complaint was amended on September 4, 2008. The amended complaint purports to assert claims for breach of fiduciary duty against the Company, its directors, MUFG and its affiliates in connection with the $73.50 tender offer and merger. The amended complaint also challenges the adequacy of the Company’s and MUFG’s and Purchaser’s disclosures regarding the tender offer. The amended complaint seeks compensatory and punitive damages and declaratory and injunctive relief with respect to the $73.50 tender offer and merger.

On August 15, 2008, a purported class action captioned Jaroslawicz v. UnionBanCal Corp., et al., No. CGC-08-478704 (“Jaroslawicz”) was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Jaroslawicz complaint was amended on August 19, 2008. The amended complaint purports to assert claims for breach of fiduciary duty against the Company’s directors, MUFG and Purchaser, and for aiding and abetting an alleged breach of fiduciary duty against the Company, MUFG and Purchaser. The amended complaint seeks declaratory, injunctive and rescissory relief with respect to the Offer.

On August 15, 2008, a purported class and derivative action captioned Virgin Islands Government Employees’ Retirement System v. Alvarez, et al., C.A. No. 3976 (“VIGERS”), was filed by an alleged stockholder of the Company in the Court of Chancery of the State of Delaware. The VIGERS complaint was amended on August 27, 2008. The VIGERS complaint was again amended on September 5, 2008. The second amended VIGERS complaint purports to assert class action claims for breach of fiduciary duty against the Company’s current directors, MUFG and Purchaser, and claims for self-dealing against MUFG and Purchaser, in connection with the Offer. The second amended VIGERS complaint also asserts derivative claims for breach of fiduciary duty against the Company’s current directors, except for Nicholas Binkley, and certain of the Company’s former directors arising out of alleged non-compliance by certain of the Company’s subsidiaries with the Bank Secrecy Act and other anti-money laundering laws and regulations. The second amended VIGERS complaint also asserts claims alleging that the Company’s and MUFG’s and Purchaser’s disclosures regarding the tender offer are materially false and misleading in a number of respects. The second amended VIGERS complaint seeks declaratory and injunctive relief and damages.

On August 29, 2008, a purported class action captioned Pires v. UnionBanCal Corp., et al., No. CGC-08-479314 (“Pires”), was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Pires complaint purports to assert claims of breach of fiduciary duty against the Company and its directors and against MUFG for aiding and abetting the alleged breach of fiduciary duty in connection with the Offer. The Pires complaint seeks declaratory and injunctive relief and damages.

MUFG and Purchaser believe all of the allegations of wrongdoing in the complaints and amended complaints filed in the Kahn, Jaroslawicz, VIGERS and Pires actions to be without merit, deny any wrongdoing, deny that information in this Offer to Purchase is false or misleading, and deny that any material information is omitted from this Offer to Purchase. In addition, MUFG and Purchaser have been advised that the other defendants named in the foregoing actions similarly believe the allegations of wrongdoing in the complaints and amended complaints to be without merit and deny any breach of duty or other wrongdoing.

In order to resolve the litigation and avoid further cost and delay, MUFG, Purchaser and the other defendants, without admitting any wrongdoing, have agreed to make certain further disclosures in this Offer to Purchase and the Schedule 14D-9 of the Company as requested by counsel for the plaintiffs in the VIGERS and Jaroslawicz actions and have agreed in principle to settle such actions. It is anticipated that after further discovery all parties to such actions will cooperate in seeking dismissal of the Jaroslawicz action and the claims challenging the Offer and the Merger in the VIGERS action. Such dismissals, including an anticipated request by plaintiffs’ counsel for attorneys’ fees, will be subject to court approval.

SCHEDULE A – INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MUFG AND PURCHASER.

The biographical information regarding “Present occupation(s)” for Katsunori Nagayasu, under the column headed “Present Principal Occupation or Employment, Material Positions Held During the Past Five Years” on page A-2 of the Offer to Purchase under “Schedule A - Information Concerning the Directors and Executive Officers of MUFG and Purchaser” is amended and restated as follows:

Present occupation(s): Director of MUFG (April 2008 to present); President and CEO of Purchaser (April 2008 to present).